                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                           SCHEDULE 13D
           (Under the Securities Exchange Act of 1934)

                  First Target Acquisition, Inc.
                         (Name of Issuer)

                       Common Voting Stock
                  (Title of Class of Securities)

                            337145 10 6
                          (CUSIP Number)

Branden T. Burningham, Suite 205, 455 East 500 South, Salt Lake City, UT 84111, (801-363-7411)
(Name, Address and Telephone Number of Person Authorized to Receive Notices)

                        April 29, 1999
     (Date of Event which Requires Filing of this Statement)

     1.   Charlie Lynn Trapasso

     2.   (a)__.

          (b) X .

     3.
_____________________________________________________________________
                          (SEC use only)

     4.   OO.

     5.   None; not applicable.

     6.   Pennsylvania.

     Number of Shares         7.   Sole Voting Power: None.
     Beneficially Owned       8.   Shared Voting Power: 3,110,324
     by Each Reporting Person 9.   Sole Dispositive Power: None.
                             10.   Shared Dispositive Power: 3,110,324

     11.  3,110,324

     12. ____(No shares are excluded in the numerical or percentage computations herein).

     13.  28%

     14.  IN.

     Item 1. First Target Acquisition, Inc., a Nevada corporation (SEC File No. 0-23905 [the "Company"]); 210 West Fourth Street, Suite 101, East Stroudsburg, Pennsylvania 18301; $0.001 par value common voting stock.

     Item 2.(a) Charlie Lynn Trapasso
            (b) 210 West Fourth Street, Suite 101, East Stroudsburg, Pennsylvania 18301.
            (c) Secretary/Treasurer of the Company. Principal business address of the Company is set forth in Item 1.
            (d)  None.
            (e)  None.
            (f)  US.

     Item 3. The shares of the Company's common stock were acquired in exchange for 34.5 shares of common stock of thatlook.com, a New Jersey corporation ("thatlook"), pursuant to an Agreement and Plan of Reorganization between the Company, thatlook and the stockholders of thatlook (the "Plan"). In connection with the Plan, Ms. Trapasso's husband, Vincent J Trapasso, also acquired 1,555,162 shares of the Company's common stock; for purposes of this
Schedule 13D, both Mr. and Ms. Trapasso are deemed to have shared voting power and shared dispositive power over all 3,110,324 shares acquired under the Plan. On or about May 11, 1999, the Company filed a Current Report on Form 8-K disclosing the terms of the Plan, which Current Report is incorporated herein by reference. See Item 7, below.

     Item 4. The purpose of the transaction was a change in control of the Company pursuant to the Plan. Under the Plan, Vincent J. Trapasso became the Vice President and Charlie Lynn Trapasso became the Secretary/Treasurer of the Company.

     Item 5.(a) 3,110,324 shares.
            (b)  Sole Voting Power: None; Shared Voting Power:
3,110,324 shares; Sole Dispositive Power: None; and Shared Dispositive Power:
3,110,324 shares.
            (c)  None.
            (d)  None; not applicable.
            (e)  Not applicable.

     Item 6.   None; not applicable.

     Item 7. Current Report on Form 8-K, filed with the Securities and Exchange Commission on or about May 11, 1999.*

               * This document has previously been filed with the
                 Securities and Exchange Commission and is incorporated herein by this reference.


     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 5/12/99                        By /s/ Charlie Lynn Trapasso
       --------                         -----------------------------
                                        Charlie Lynn Trapasso